Exhibit 99.1

NETCLASS TECHNOLOGY INC Announces 1 for 50 Share Consolidation

SINGAPORE and HONG KONG, July 1, 2026 – NETCLASS TECHNOLOGY INC (Nasdaq: NTCL; the “Company” or “NetClass”), a B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, today announced a share consolidation of the Company’s issued and outstanding Class A ordinary shares and Class B ordinary shares at a ratio of 1 for 50 shares (the “Reverse Split”), which will take effect at the open of The Nasdaq Stock Market (“Nasdaq”) on July 6, 2026.

On February 13, 2026, the Company held an extraordinary general meeting of the shareholders, and the shareholders approved to implement one or more share consolidations of the Company’s Class A ordinary shares and Class B ordinary shares, at a ratio of not more than 1-for-2000 (the “Range”), with the final ratio to be set within the Range to be determined by the board of directors of the Company (the “Board”) in its sole discretion at any time after approval by the shareholders during a period of two (2) years of the date of the shareholders meeting. On June 19, 2026, the Board approved implementation of the Reverse Split at a ratio of 1 for 50 shares.

The objective of the Reverse Split is to enable the Company to maintain compliance with Nasdaq Listing Rule 5550(a)(2), which requires issuers listed on The Nasdaq Capital Market to evidence a minimum bid price of $1.00 per share.

Upon the open of trading on July 6, 2026, the Company’s Class A ordinary shares will begin trading on a Reverse Split-adjusted basis, under the same symbol “NTCL” but under a new CUSIP number, G6427C116.

As a result of the Reverse Split, each 50 Class A ordinary shares with a par value of $0.00025 will automatically combine and convert into one issued and outstanding Class A ordinary share with a par value of $0.0125, and each 50 Class B ordinary shares with a par value of $0.00025 will automatically combine and convert into one issued and outstanding Class B ordinary share with a par value of $0.0125. The Reverse Split will affect all shareholders uniformly and will not alter any shareholders’ percentage of ownership interest in the Company, except for minimal changes that may result from the treatment of fractional shares. No action is required by shareholders holding their shares through a brokerage account.

No fractional shares will be issued to any shareholders in connection with the Reverse Split, and each shareholder will be entitled to receive one full Class A ordinary share or Class B ordinary share, as applicable, in the Company in lieu of the fractional share that would have resulted from the Reverse Split.

At the time the share consolidation is effective, the Company’s total issued and outstanding Class A ordinary shares will change from approximately 63.9 million to approximately 1.28 million, and the Company’s total issued and outstanding Class B ordinary shares will change from approximately 2.0 million to approximately 40,000 shares. The Company’s authorized shares will be proportionally reduced.

About NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC is a B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

LLYC

Email: jian.lin@llyc.global